Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-197640
 February 19, 2016

PepsiCo, Inc.
Floating Rate Notes due 2019

1.500% Senior Notes due 2019

2.850% Senior Notes due 2026

4.450% Senior Notes due 2046

Issuer:	PepsiCo, Inc.

Ratings (Moody’s / S&P):	A1 / A (stable outlook / stable outlook)

Trade Date:	February 19, 2016

Settlement Date (T+3):	February 24, 2016

Title of Securities:	Floating Rate Notes due 2019	1.500% Senior Notes due 2019	2.850% Senior Notes due 2026	4.450% Senior Notes due 2046 (the “2046 Notes”)

Aggregate Principal Amount Offered:	$400,000,000	$600,000,000	$750,000,000	$750,000,000

Reopening:	—	—	—

The 2046 Notes will constitute a further issuance of, and form a single series, be fully fungible and vote with, the Issuer’s outstanding $750,000,000 aggregate principal amount of 4.450% Senior Notes due 2046 issued on October 14, 2015. Upon settlement, the total aggregate principal amount of the Issuer’s 4.450% Senior Notes due 2046 will be $1,500,000,000

Maturity Date:	February 22, 2019	February 22, 2019	February 24, 2026	April 14, 2046

Interest Payment Dates:	Quarterly on each May 22, August 22, November 22 and February 22,	Semi-annually on each February 22 and August 22, commencing on	Semi-annually on each February 24 and August 24, commencing on	Semi-annually on each April 14 and October 14, commencing on April

	commencing on May 22, 2016.	August 22, 2016.	August 24, 2016.	14, 2016.

Spread to LIBOR:	+59 bps	—	—	—

Designated LIBOR page:	Reuters Page LIBOR 01	—	—	—

Index Maturity:	3 Months	—	—	—

Interest Reset Dates:	May 22, August 22, November 22 and February 22	—	—	—

Initial Interest Rate:	3 month LIBOR plus 59 bps, determined on the second London banking day prior to February 24, 2016	—	—	—

Benchmark Treasury:	—	0.750% due February 15, 2019	1.625% due February 15, 2026	3.000% due November 15, 2045

Benchmark Treasury Yield:	—	0.910%	1.759%	2.610%

Spread to Treasury:	—	+60 bps	+110 bps	+150 bps

Re-offer Yield:	—	1.510%	2.859%	4.110%

Coupon:	—	1.500%	2.850%	4.450%

Price to Public:	100.000%	99.971%	99.922%	105.791%, plus accrued and unpaid interest from October 14, 2015

Optional Redemption:	—	Prior to February 22, 2019, make-whole call at Treasury rate plus 10 basis points	Prior to November 24, 2025, make-whole call at Treasury rate plus 20 basis points; par call at any time on or after November 24, 2025	Prior to October 14, 2045, make-whole call at Treasury rate plus 25 basis points; par call at any time on or after October 14, 2045

Daycount Fraction:	Actual/360	30/360	30/360	30/360

CUSIP/ISIN:	713448 DG0/ US713448DG07	713448 DE5/ US713448DE58	713448 DF2/ US713448DF24	713448 DD7/ US713448DD75

Minimum Denomination:	$2,000 and integral multiples of $1,000

Joint Bookrunners:	BNP Paribas Securities Corp. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC

Co-Managers:	BBVA Securities Inc. Goldman, Sachs & Co. Mizuho Securities USA Inc. Barclays Capital Inc. ING Financial Markets LLC Siebert Brandford Shank & Co., L.L.C. U.S. Bancorp Investments, Inc.

Description of Certain Provisions Applicable to the Floating Rate Notes due 2019

General

The floating rate notes due 2019 (the “2019 floating rate notes”) offered hereby will initially be limited to $400,000,000 aggregate principal amount. The 2019 floating rate notes will bear interest from February 24, 2016, or from the most recent interest payment date on which we have paid or provided for interest on the 2019 floating rate notes. The 2019 floating rate notes will mature at 100% of their principal amount on February 22, 2019 and are not subject to any sinking fund. The 2019 floating rate notes will not be redeemable.

Calculation Agent

The Bank of New York Mellon will act as calculation agent for the 2019 floating rate notes under an Amended and Restated Calculation Agency Agreement between the issuer and The Bank of New York Mellon dated as of May 10, 2011.

Interest Payment Dates

Interest on the 2019 floating rate notes will be payable quarterly in arrears on May 22, August 22, November 22 and February 22, commencing on May 22, 2016 to the persons in whose names the notes are registered at the close of business on each May 7, August 7, November 7 and February 7, as the case may be (whether or not a New York business day (as defined below)). If any interest payment date (other than the maturity date or any earlier repayment date) falls on a day that is not a New York business day, the payment of interest that would otherwise be payable on such date will be postponed to the next succeeding New York business day, except that if such New York business day falls in the next succeeding calendar month, the applicable interest payment date will be the immediately preceding New York business day. If the maturity date or any earlier repayment date of the 2019 floating rate notes falls on a day that is not a New York business day, the payment of principal, premium, if any, and interest, if any, otherwise payable on such date will be postponed to the next succeeding New York business day, and no interest on such payment will accrue from and after the maturity date or earlier repayment date, as applicable.

A “New York business day” is any day other than a Saturday, Sunday or other day on which commercial banks are required or permitted by law, regulation or executive order to be closed in New York City.

Interest Reset Dates

The interest rate will be reset quarterly on May 22, August 22, November 22 and February 22, commencing on May 22, 2016. However, if any interest reset date would otherwise be a day that is not a New York business day, such interest reset date will be the next succeeding day that is a New York business day, except that if the next succeeding New York business day falls in the next succeeding calendar month, the applicable interest reset date will be the immediately preceding New York business day.

Interest Periods and Interest Rate

The initial interest period will be the period from and including February 24, 2016 to but excluding the first interest reset date. The interest rate in effect during the initial interest period will be equal to LIBOR plus 59 basis points, determined two London business days prior to February 24, 2016. A “London business day” is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

After the initial interest period, the interest periods will be the periods from and including an interest reset date to but excluding the immediately succeeding interest reset date, except that the final interest period will be the period from and including the interest reset date immediately preceding the maturity date to but excluding the maturity date. The interest rate per annum for the 2019 floating rate notes in any interest period will be equal to LIBOR plus 59 basis points, as determined by the calculation agent. The interest rate in effect for the 15 calendar days prior to any repayment date earlier than the maturity date will be the interest rate in effect on the fifteenth day preceding such earlier repayment date.

The interest rate on the 2019 floating rate notes will be limited to the maximum rate permitted by New York law, as the same may be modified by United States law of general application.

Upon the request of any holder of 2019 floating rate notes, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective on the next interest reset date.

The calculation agent will determine LIBOR for each interest period on the second London business day prior to the first day of such interest period.

LIBOR, with respect to any interest determination date, will be the offered rate for deposits of U.S. dollars having a maturity of three months that appears on “Reuters Page LIBOR 01” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on the “Reuters Page LIBOR 01” as of 11:00 a.m., London time, or if “Reuters Page LIBOR 01” is not available on such date, the calculation agent will obtain such rate from Bloomberg L.P.’s page “BBAM.”

If no offered rate appears on “Reuters Page LIBOR 01” or Bloomberg L.P. page “BBAM” on an interest determination date, LIBOR will be determined for such interest determination date on the basis of the rates at approximately 11:00 a.m., London time, on such interest determination date at which deposits in U.S. dollars are offered to prime banks in the London inter-bank market by four major banks in such market selected by PepsiCo, for a term of three months commencing on the applicable interest reset date and in a principal amount equal to an amount that in the judgment of the calculation agent is representative for a single transaction in U.S. dollars in such market at such time. The calculation agent will request the principal London office of each of such banks to provide a quotation of its rate. If at least two such quotations are provided, LIBOR for such interest period will be the arithmetic mean of such quotations. If fewer than two such quotations are provided, LIBOR for such interest period will be the arithmetic mean of the rates quoted at approximately 11:00 a.m. in New York City on such interest determination date by three major banks in New York City, selected by PepsiCo, for loans in U.S. dollars to leading European banks, for a term of three months commencing on the applicable interest reset date and in a principal amount equal to an amount that in the judgment of the calculation agent is representative for a single transaction in U.S. dollars in such market at such time; provided, however, that if the banks so selected are not quoting as mentioned above, the then-existing LIBOR rate will remain in effect for such interest period, or, if none, the interest rate will be the initial interest rate.

All percentages resulting from any calculation of any interest rate for the 2019 floating rate notes will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward (e.g., 5.876545% (or .05876545) would be rounded to 5.87655% (or .0587655)), and all U.S. dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward. Each calculation of the interest rate on the 2019 floating rate notes by the calculation agent will (in the absence of manifest error) be final and binding on the noteholders and PepsiCo.

Accrued Interest

Accrued interest on the 2019 floating rate notes will be calculated by multiplying the principal amount of the 2019 floating rate notes by an accrued interest factor. This accrued interest factor will be computed by adding the interest factors calculated for each day in the period for which interest is being paid. The interest factor for each day is computed by dividing the interest rate applicable to that day by 360. For these calculations, the interest rate in effect on any reset date will be the applicable rate as reset on that date. The interest rate applicable to any other day is the interest rate from the immediately preceding reset date or, if none, the initial interest rate.

Description of Certain U.S. Federal Income Tax Considerations relating to the 2046 Notes

For U.S. federal income tax purposes, the 2046 Notes offered hereby will be treated as part of the same “issue” with the same “issue price” as the $750,000,000 aggregate principal amount of 4.450% Senior Notes issued by the Issuer on October 14, 2015.

A portion of the price paid for the 2046 Notes will be allocable to interest that accrued prior to the date such note is purchased (“prior accrued interest”). On the first interest payment date, an amount equal to the prior accrued interest will be treated as a non-taxable return of capital and not as a payment of interest. This return of capital will reduce a U.S. Holder’s cost basis for the 2046 Notes.

If a U.S. Holder purchases a 2046 Note for an amount (not including any amount paid for prior accrued interest) that is greater than its principal amount, the U.S. Holder will be considered to have purchased the 2046 Note with amortizable bond premium. In general, the amortizable bond premium with respect to any note is the excess of the purchase price (not including any amount attributable to prior accrued interest) over the principal amount, and a U.S. Holder may elect to amortize this bond premium, using a constant-yield method, over the remaining term of the note. Because of the optional redemption feature of the note, the value of the amortizable bond premium may be adversely affected. A U.S. Holder generally may use the amortizable bond premium allocable to an accrual period to offset interest otherwise required to be included in income with respect to the 2046 Note in that accrual period. If a U.S. Holder elects to amortize bond premium with respect to a 2046 Note, the U.S. Holder must reduce its tax basis in the note by the amount of the premium amortized in any year. An election to amortize bond premium applies to all taxable debt obligations then owned or thereafter acquired and may be revoked only with the consent of the Internal Revenue Service. Prospective investors should consult their own tax advisors concerning this election.

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An explanation of the significance of ratings may be obtained from the ratings agencies.  Generally, ratings agencies base their ratings on such material and information, and such of their own investigations, studies and assumptions, as they deem appropriate.  The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby.  The ratings may be subject to review, revision, suspension, reduction or withdrawal at any time by Moody’s and Standard & Poor’s.  Each of the security ratings above should be evaluated independently of any other security rating.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BNP Paribas Securities Corp. toll-free at 1-800-854-5674, J.P. Morgan Securities LLC collect at 1-212-834-4533 or Morgan Stanley & Co. LLC toll-free at 1-866-718-1649.

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